World Omni Auto Receivables LLC
190 Jim Moran Blvd.
Deerfield Beach, Florida 33442

January 31, 2019

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Arthur Sandel

Re:	World Omni Auto Receivables LLC (the “Registrant”)
Amendment No. 1 to Registration Statement on Form SF-3
Filed January 18, 2019, File No. 333-228112

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the above-referenced registration statement (the "Registration Statement") to 4:00 p.m., Eastern time, on February 4, 2019, or as soon as possible thereafter.

The Registrant acknowledges that (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrant may not assert staff comments and the declaration of effectiveness of the above-referenced registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Eric M. Gebhard
Eric M. Gebhard
Chief Executive Officer and Treasurer
World Omni Auto Receivables LLC

cc:                   Peter J. Sheptak, Esq., World Omni Auto Receivables LLC

Jeffrey S. O’Connor, P.C., Kirkland & Ellis LLP